Snyder’s-Lance, Inc. 13024 Ballantyne Corporate Place Harris Building, Suite 900 Charlotte, NC 28277

September 19, 2014

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended December 28, 2013
Filed February 25, 2014
File No. 000-00398

Dear Mr. Hiller:

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comments raised by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 7, 2014; with respect to our Form 10-K for the Fiscal Year ended December 28, 2013. For your convenience, we have included the Staff’s comments in bold along with our response.

Form 10-K for the Fiscal Year ended December 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

Net Revenue, page 15

1.	We note your disclosure indicating branded revenue was negatively impacted by “significantly higher promotional spending” for the Lance branded sandwich crackers in an effort to mitigate the impact of increased competition. Given the nature of the item it appears you should expand your analysis of net revenue and gross margin to quantify the extent of the effect to comply with Item 303(a)(3)(i) of Regulation S-K.

Company Response:

We increased our promotional spending as a percentage of revenue for the Company during the year ended December 28, 2013. This resulted in $5.1 million of additional promotional expense when compared to the year ended December 29, 2012. We will ensure that this amount is disclosed in our 2014 Form 10-K. In addition, we will ensure that any unusual or infrequent events or transactions or any significant economic changes that materially affect reported net revenue, gross margin or income from continuing operations are quantified and disclosed in future filings.

Gain on the Sale of Route Businesses, Net, page 16

2.	We note your disclosure on page 29 pertaining to your fiscal 2011 plan to convert company-owned employee-based direct-store-delivery (DSD) routes to an independent business operator (IBO) distribution structure. You previously reported that you had sold approximately one-third of the company-owned routes in 2011 and expected to sell the remaining routes by the middle of 2012. Since that time, you have reported gains on sales of route businesses in your Statements of Income and provide disclosure regarding these transactions in Management’s Discussion and Analysis (MD&A) on a net basis.

Please modify your disclosures as necessary to address the following points.

•	Ensure that the line items reflecting these dispositions, and related disclosures throughout your filing, include the term “net” where appropriate.

•	Clarify the nature of the various transactions and quantify the related gains and losses that resulted in the net gains reported for each period, distinguishing between your initial IBO conversions and other transactions, consistent with the guidance in Instructions 2, 3 and 4 to paragraph 303(a) of Regulation S-K.

•	Describe the circumstances that typically lead up to or which are inherent in the “ongoing routine route business sales activity” mentioned on page 16; clarify the extent to which routes sold in these transactions are routes that had previously been sold in your IBO conversions, i.e., reacquired and sold again.

•	Indicate the extent to which the type of activity associated with the cash outflows reported for route purchases on page 28 is expected to continue in the future.

Company Response:

See Appendix A for background information on IBO route businesses.

Conversion to an IBO Distribution Network

On December 6, 2010, Lance, Inc. (“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s of Hanover”) completed a merger (“Merger”) to create Snyder’s-Lance, Inc., where Lance was the deemed acquirer and Snyder’s of Hanover was the acquiree. Prior to the Merger, Snyder’s of Hanover sold its products primarily through legally incorporated Independent Business Owners (“IBO”) routes while Lance sold its products directly to customers via company-owned routes. In February 2011, we approved and announced a plan to convert the vast majority of our company-owned routes to IBO routes in order to better position our distribution network to serve customers (“IBO conversion”). At the time of the IBO conversion, we did not expect to convert all company-owned routes to IBO routes as certain company-owned routes needed additional sales volume in order to become sustainable routes for IBOs.

As part of the IBO conversion, the legacy Lance and Snyder’s of Hanover territories were analyzed in order to identify territory overlap as well as new opportunities for territory expansion. In zones where we sold both Snyder’s of Hanover and Lance products, we purchased IBO route businesses from the IBOs and then reengineered them in order to increase the efficiency and sales volume of the route territories. After reengineering was complete, the IBOs were sold route businesses that incorporated products and retail locations from both companies. As many of the route businesses sold in the IBO conversion were partially legacy Lance routes that were company-owned and internally created and had no basis on the Company’s balance sheet, there were substantial net gains associated with the sale of most of these route businesses.

The IBO conversion was completed in June of 2012. During 2011 and 2012, $8.9 million and $20.9 million in net gains on the sale of route businesses, respectively, were recorded related to the IBO conversion. The primary reason for the more substantial net gains on sale of route businesses in 2011 and 2012 when compared to subsequent periods was the sale of legacy Lance reengineered routes which had no book basis.

Ongoing Routine Route Business Sales Activity

Although the activity has slowed significantly since the completion of the IBO conversion, we continue to have routine purchases and sales of IBO routes throughout the year. The various reasons for this ongoing purchase and sale activity include the following:

1)	IBO to IBO transactions - The majority of the ongoing changes in route ownership are between IBOs and do not directly involve the Company. These transactions can result in the sale of an entire route from one IBO to another IBO, the sale of part of a route to another IBO, or sale of multiple route stops from separate IBO routes to create a new IBO route. IBO to IBO transactions are normally initiated when the IBO has developed the route to a level sufficient to support the sale of a portion of the territory, in order to create a new route. This typically generates an equity gain for the IBO, reduces operating cost in the remaining territory and provides more time to service and develop the remaining customers. The Company helps to facilitate these sales but does not take ownership of the IBO routes in this type of transaction and does not have any say in the transaction price. There is no accounting impact in the Company’s financial statements related to IBO to IBO transactions as the Company is not a party to these transactions.

2)	Acquisition of distributors - As we expand our DSD network, we continue to look for potential distributor acquisition targets in areas where we do not currently have our own DSD operations. Upon acquisition, the acquired routes are reengineered to include Company products and retail locations which results in increased sales volume and, in some cases, additional routes. The routes are then sold to third party IBOs and the Company recognizes gains on the sale of these acquired and reengineered routes, to the extent the value of the routes has increased as a result of the higher sales volume associated with both the reengineered and newly created IBO routes.

3)	Reengineering of zones - Periodically, the Company undertakes a route reengineering project for a particular geography or zone. The reasons for route reengineering projects vary, but are always done in order to optimize the mix of customers, route stops, and sales volumes for each route territory. When a reengineering occurs due to increased sales volume associated with new retail locations and/or the addition of new branded or partner brand products to the routes in that zone, all of the IBO routes in that zone are repurchased. The repurchased routes are then reengineered, which normally results in the creation of new IBO route territories because of the additional volume. Routes are then resold, usually to the original route owners, though there is no obligation of the original owners to repurchase. As these routes are reengineered in these projects, none of the routes sold in these transactions would be identical to the routes previously sold in the IBO conversion. Upon completion, these route reengineering projects usually result in modest gains on the sale of routes due to the value added during the reengineering through additional volume.

4)	Sale of a company-owned route - Although the IBO conversion is complete, approximately 17 percent of our total routes intentionally remain company-owned and were not sold in the IBO conversion primarily because certain company-owned routes still need additional sales volume in order to become sustainable routes for IBOs. Over time, as we build up the volume on these routes through increased distribution of the Company’s branded and partner brand products, we hope to convert many of these routes to IBO routes and these route sales will likely result in future gains.

5)	IBO default - There are times when IBOs are not successful and the contract is terminated because of breach of the distributor agreement or default under the loan agreement. In these instances, if an IBO to IBO transaction is not completed, the Company will repurchase the route business at a price defined in the distributor agreement, which generally represents the product of a) the average weekly sales for the last 52 weeks and b) the multiple paid by the IBO who purchased the route business from the Company. Our payment for the repurchase goes first to the lender to satisfy the IBO’s outstanding loan, and then is applied against the Company’s outstanding accounts receivable due from the IBO. Any excess proceeds from the repurchase are distributed to the IBO, and any shortfall is sent to third party agencies for collection. We generally put the repurchased route business up for sale to another IBO immediately. The subsequent sales transaction related to an IBO default generally results in a nominal gain or loss since the value of the route purchased typically approximates the route sale value due to the short passage of time between purchase and sale.

With the exception of IBO to IBO transactions, which do not impact the Company’s cash flows, all of the IBO route purchase and sale transactions discussed are expected to continue to generate cash inflows and outflows in future years. Absent a large acquisition or change in the overall strategy or structure of our distribution network, the route purchase and sale transactions as well as the related net gains or losses should remain relatively consistent from year to year now that we have completed the IBO conversion. Additionally, of the route purchase and sale transactions discussed above, only routes that have not been reengineered (i.e. potentially IBO defaults) could result in the resale of a route previously sold in the IBO conversion. Furthermore, the composition of defaulted route territories may change prior to resale in an effort to optimize the route and would thus be deemed a reengineered route.

For 2011, 2012, 2013 and the first six months of 2014, $0.5 million, $1.4 million, $2.6 million and $1.5 million, respectively, in net gains on the sale of route businesses were related to ongoing routine route business sales activity.

In the supplemental information provided under separate cover, we have quantified the related gains and losses that resulted in the net gains reported, including an additional breakdown of gains and losses associated with the IBO conversion for 2012.

Adequacy of Disclosures

Instruction 2 to paragraph 303(a) of Regulation S-K states that “the purpose of the discussion and analysis shall be to provide to investors and other users information relevant to an assessment of the financial condition and results of operations of the registrant as determined by evaluating the amounts and certainty of cash flows from operations and from outside sources.”

We believe that our discussion of route purchase and sale activities, including the net gain on the sale of routes, has provided the reader with the information needed to assess our financial condition and results of operations with respect to those activities. For example, in our 2012 second quarter 10-Q, we noted that “the majority of route purchases required for the IBO conversion have been completed, but we do expect additional proceeds from the sale of route businesses throughout the remainder of the year of approximately $10 to $20 million.” Further, in our 10-K for the year ended December 29, 2012, we noted that route activity “slowed substantially in the fourth quarter of 2012 as gains on the sale of route businesses were only $0.7 million, and we expect the fourth quarter trend to continue into 2013 as gains on the sale of route businesses are expected to be between $1 and $2 million for 2013.” In that same 10-K, we also noted in our liquidity and capital resources section that “we will continue the purchases and sales of route businesses in 2013 as we expand our distribution network. However, these activities will slow substantially when compared to 2011 and 2012 due to the completion of the IBO conversion.”

Throughout 2013, we continued to provide updates on our route purchase and sale activities and their impacts on our results of operations and cash flows. These updates differentiated between the 2012 activities associated with the IBO conversion and the 2013 ongoing routine route purchase and sale activities by providing information that enabled the reader to understand that the route purchase and sale activity, although ongoing, had much less of an impact on our results of operations and cash flows upon completion of the IBO conversion.

Instruction 3 to paragraph 303(a) of Regulation S-K states that “the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” As discussed above, in our 2012 second quarter 10-Q, our 2012 10-K and throughout 2013, we included discussion of both net gains on the sale of route businesses and net proceeds from the sale of routes in order to describe how our reported financial information would not necessarily be indicative of future operating results. We did not include forward-looking information in the 2013 10-K as results from route purchase and sale transactions in 2013 were expected to be indicative of future results. For the first six months of 2014, route purchase and sale activity has been consistent with those expectations.

Instruction 4 to paragraph 303(a) of Regulation S-K states that “where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole.” Throughout our filings, we discussed in detail the significance of the IBO conversion and its impact on our consolidated financial statements. Additionally, we discussed the expected reduction in route purchase and sale activity upon completion of the IBO conversion. There have been no events associated with route purchase and sale activities subsequent to completion of the IBO conversion that have materially impacted our business as a whole.

Conclusion

As noted in your comment, we will ensure we include the term “net” when referring to gains or losses on the sale of routes in all future filings.

With respect to the guidance in Instructions 2, 3 and 4 to paragraph 303(a) of Regulation S-K, in response to the Staff’s comment, the Company will prospectively expand its MD&A disclosure pertaining to net gains on the sale of route businesses to also encompass the gross gains and losses on the sale of routes. Beginning with our third quarter Form 10-Q and in subsequent filings, we will add disclosure similar to the following example, which will include historical comparative information:

“Net gains on the sale of route businesses for the third quarter of 2014 consisted of $XX million in gains and $XX million in losses on the sale of route businesses. For the third quarter of 2013, net gains on the sale of route businesses consisted of $XX million in gains and $XX million in losses on the sale of route businesses.”

Additionally, we will disclose the type of ongoing routine route business sales activity which resulted in the majority of the gains and losses on the sale of route businesses for each period discussed.

In future filings, we will ensure that “ongoing routine route business sales activity” is discussed in greater detail and will include examples as discussed in this response in order to ensure these activities are more clearly understood by the reader of our financial statements. Beginning with our 2014 Form 10-K, we will include disclosure similar to the example provided below in our “Distribution” discussion in Item 1. Business:

“In order to maintain and expand our DSD network, we have certain ongoing routine route business purchase and sales activities. These activities include the following:

-	Acquisition of distributors - As we expand our DSD network, we continue to look for potential distributor acquisition targets in areas where we do not currently have our own DSD operations. Upon acquisition, the acquired routes are reengineered to include Company products and retail locations and then sold to a third-party IBO. The increase in sales volume associated with adding the Company products and retail locations results in a higher sales price based on our calculation methodology for route businesses. In some cases, the additional volume is so significant that additional route territories must be created. Thus, we usually recognize gains on the sale of these acquired and reengineered routes.

-	Reengineering of zones - Periodically, we undertake a route reengineering project for a particular geography or zone. The reasons for route reengineering projects vary, but are typically due to increased sales volume associated with new retail locations and/or the addition of new branded or partner brand products to the routes in that zone. In this case, all of the IBO routes in that zone are repurchased. The repurchased routes are then reengineered, which normally results in the creation of new IBO route territories because of the additional volume. Routes are then resold, usually to the original route owners, though there is no obligation of the original owners to repurchase. Upon completion, these route reengineering projects usually result in modest gains on the sale of routes due to the value added during the reengineering through additional volume and/or retail locations.

-	Sale of a company-owned route - Some routes remain company-owned primarily because they need additional sales volume in order to become sustainable routes for IBOs. As we build up the volume on these routes through increased distribution of our Branded and Partner brand products, we will convert many of these routes to IBO routes and these route sales will likely result in gains.

-	IBO default - There are times when IBOs are not successful and the contract is terminated because of breach of the distributor agreement or default under the loan agreement. In these instances, if an IBO to IBO transaction is not completed, we will repurchase the route business at a price defined in the distributor agreement. We generally put the repurchased route business up for sale to another third-party IBO immediately. The subsequent sales transaction related to an IBO default generally results in nominal gain or loss since the value of the route purchased typically approximates the route sale value due to the short passage of time between purchase and sale.”

To the extent material in future periods, we will ensure that we sufficiently discuss and quantify the impact of any new activity or changes in strategy associated with our route purchases and sales.

3.	We note your Risk Factor disclosure on page 6, regarding the DSD network and the IBOs, describing various circumstances that may lead to adverse financial results. Please address in MD&A the extent to which your results of operations and liquidity have been impacted due to repurchasing routes, write-offs and reserves against accounts receivable, and any material costs you have incurred to attract and maintain IBOs.

Company Response:

The Company’s cash outflows associated with the repurchase of route businesses have been disclosed in our Liquidity and Capital Resources section of MD&A in previous periods. Although discussed along with proceeds from the sale of route businesses and on a net basis, additional breakdown of this activity is provided in the Statements of Cash Flows. We will continue to discuss this activity, including forward-looking information as necessary and to the extent material, in future filings.

As with any customer, one of the potential risks of selling to an IBO is the collection of outstanding accounts receivable for inventory purchases the IBOs have made. For 2012, 2013 and the first six months of 2014, total bad debt expense, including both write-offs and reserves, associated with IBO accounts receivable was $1.8 million, $1.8 million and $0.6 million, respectively. We expect this expense to remain reasonably consistent from year to year and immaterial to the income statement and related disclosure in our financial statements. However, to the extent this cost becomes material in the future, we will expand our disclosure to discuss this activity.

The Company also incurs nominal expenses related to attracting and maintaining IBOs such as website and advertising costs. These expenses are immaterial to the income statement and for disclosure in all periods presented.

We do believe that there is a risk of an adverse impact to financial results under certain circumstances related to the IBOs, including the expenses discussed above or other costs associated with maintaining our distribution network. To the extent material in future periods, we will ensure appropriate discussion of the impact on our results of operations and liquidity.

Liquidity and Capital Resources, page 19

Investing Cash Flows, page 19

4.	Tell us the extent to which the counterparties in the transactions resulting in the cash outflows for purchases of route businesses were IBOs, the extent to which such IBOs had defaulted on their loans, and the number of routes underlying these cash outflows disaggregated based on the type of circumstances for each period. Given your disclosure about off-balance sheet arrangements on page 20, indicating such activity with IBOs has not been material, also noting you have been reporting significant route purchases and route sales since 2011, please address the reasons for the ongoing activity. Unless route repurchases under these arrangements are not material and have not had a material effect on subsequent route sales, you should disclose the reasons for any material year-over-year changes and the information required by Item 303(a)(4)(i)(C) of Regulation S-K.

Company Response:

Counterparties to Purchases of Route Businesses

All transactions resulting in cash outflows for purchases of route businesses were with IBOs or lenders where the IBO is in default under its loan agreement.

Cash Outflows Associated with Route Purchases

The breakdown of route purchases by type for 2012, 2013 and the first six months of 2014 has been included as supplemental information under separate cover.

Ongoing Route Purchase and Sale Activities Relative to Guarantee Losses

With respect to off-balance sheet arrangements, Item 303(a)(4)(i)(C) of Regulation S-K requires disclosure of “amounts of revenues, expenses and cash flows of the registrant arising from such arrangements; the nature and amounts of any interests retained, securities issued and other indebtedness incurred by the registrant in connection with such arrangements; and the nature and amounts of any other obligations or liabilities (including contingent obligations or liabilities) of the registrant arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise.” As noted in the supplemental schedule provided under separate cover, cash flows associated with ongoing route purchase activity has typically occurred for the following reasons: Acquisition of third party distributors, reengineering of zones, and as a result of IBO breach of contract or default under its loan agreement.

Although this route purchase and sale activity has been material to cash flows from investing activities, our IBO loan guarantees have not had a material impact on our income statement, balance sheet or cash flows in any period as the majority of route repurchases do not result in losses associated with our guarantees. Losses associated with these guarantees, which equate to the cash flows necessary to satisfy the guarantees, have not exceeded $0.5 million in any years reported and thus have been considered immaterial for disclosure.

To the extent the guarantees have a material impact on our income statement, balance sheet or cash flows, we will disclose such activity in future filings.

Financial Statements and Supplementary Data, page 24

Note 1 - Operations and Summary of Significant Accounting Policies, page 29

Route Intangible Gains / Losses, page 31

5.	Please expand your disclosure pertaining to the computation of gains and losses to also encompass your accounting policy for recognizing the sale of routes. Please clarify how the completion of any services you are required to provide under distributor agreements, provisions of the guarantees mentioned on page 45, and your contingent obligation to repurchase routes under the loan service agreements mentioned on page 46, have been taken into account in determining the period in which route sales are booked.

Tell us whether you follow the guidance in FASB ASC 952-605-25 in accounting for the arrangements with IBOs. If not, please specify the literature that you have applied and explain how you determined that your distributor agreements do not constitute franchise agreements as defined in FASB ASC 952-605-20. In either case, please explain to us how your accounting policy compares to FASB ASC 952-605-25-1 through 25-4, 25-8, and 25-9, and provide us copies of the distributor agreements that you use.

Additionally, as it relates to the guidance in FASB ASC 952-605-25-2(a), please clarify whether you are entitled to recover from an IBO amounts you pay to a third-party financial institution under the guarantee provision and if so, please indicate the extent to which your historical collection efforts have been successful in this regard. Similarly, please explain to us whether you would view your requirement to repurchase the assets 30 days after default with a related party as a “refund” under this guidance.

Company Response:

Computation of Gain or Loss on Route Sales, Including Consideration of Other Obligations

We record a gain or loss on the sale of a route business by comparing the basis of the route sold, which includes a relative fair value allocation of goodwill, to the proceeds received from the IBO. FASB ASC 805, Business Combinations, defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” A route is identified in the distributor agreement as a geographic area and/or specific stores or other retail outlets for which the IBO is granted the right to sell the Company’s products as well as any other products in an explicitly defined territory.

ASC 805 requires identification of inputs (in addition to processes and activities) that constitute a business. With respect to route businesses, the input consists of the indefinite-lived route intangible which, in accordance with the distributor agreement, includes the perpetual right of the IBO to:

-	Distribute products to the customers within the IBO’s territory;

-	Represent the Company as the sole distributor of Snyder’s-Lance products in a particular territory;

-	Engage in route purchase and sale activities with other IBOs, including selling part of its route (or its entire route business) or selling a combination of multiple route stops to other IBOs; and

-	Operate and manage the route business for an indefinite period of time – barring events of default.

Consistent with ASC 805, we next considered the processes associated with this input. We note that along with this input come the following processes associated with a business:

-	A defined territory of established revenue streams through the Company’s national customer accounts with which the IBO has the opportunity to conduct immediate business pursuant to the distribution agreement. This revenue stream comes with a set of business processes necessary to generate that revenue;

-	A manual provided by the Company with suggested operating guidelines that, while not enforceable, help the IBO to efficiently manage its daily operating costs, activities, and business practices; and

-	Employment positions which can be fulfilled by the IBO or by individual(s) whom the IBO employs. The employment positions require job skills that are easily transferable.

The IBO then conducts the following activities which confirm that it is operating an independent business:

-	Management of operating activities, which include:

•	Inventory management consisting of hundreds of SKUs, procurement of sufficient quantities, ensuring transportation of products in quality condition, and timely delivery to the IBO’s customers.

•	Oversight of operating costs, including day-to-day operations of the IBO route business, which can include, but are not limited to, hiring, firing and supervising of route business managers and employees, establishing the prices to charge for products or services where a national customer price has not been agreed upon, and making capital decisions (new equipment, automobiles, trailers, and other transportation equipment deemed necessary to safely transport products to the IBO’s customers).

•	Registration of the business, as well as compliance with all local, state and national statutory and regulatory compliance.

-	Opportunities for the IBO with respect to expanding their business through sales to additional customers within the route territory; and

-	Ownership of multiple IBO route businesses if desired.

Accordingly, based on the above identified inputs, processes and activities that have the ability to create outputs which benefit the IBO, we concluded that each route business meets the definition of a business in accordance with ASC 805.

Consideration of Any Services Required Under the Distributor Agreements With Respect to Gain/Loss Recognition

Once the route sale transaction is completed and the relevant documents are signed, no material service requirements or obligations remain which would defer recognition of a gain or loss on the sale of a route business. Upon completion of the route sales transaction and signing of the relevant documents, irrespective of whether or not the Company acts as guarantor of the IBO’s loan with a third party financial institution, the Company is precluded from managing, controlling, or otherwise influencing the IBO’s operations, subject to events of default.

Consideration of Guarantee Provisions With Respect to Recognition of Gain or Loss on Route Sales

We account for guarantees according to FASB ASC 460, Guarantees. As reported in our Annual Report on Form 10-K for 2012 and 2013, total gain on sale of route businesses, net, were approximately $22.3 million and $2.6 million, respectively. As stated earlier in our response to your second comment, guarantee losses were $0.1 million, $0.5 million and less than $0.1 million for 2012, 2013 and the first six months of 2014, respectively. Based on the proportion of guarantee losses compared to gains on sales of route businesses, net, irrespective of total proceeds from the sale of route businesses, we concluded that guarantee losses are inconsequential for disclosure in any period presented.

Consideration of Any Contingent Obligations to Repurchase Route Businesses

Upon completion of the sales transaction and signing of the relevant documents, the risks and rewards of ownership (including all day-to-day management activities with respect to risk of loss in inventory, management of operating expenses, making employment/staffing decisions, and ensuring proper legal/statutory compliance as a separate legal entity) have passed to the IBO and the route sales process is complete.

In the event of an IBO default under its loan agreement, the Company has the right, but not the obligation, to repurchase the route business using the contractually determined purchase price stated in the distributor agreement. If the IBO wishes to terminate its distributor agreement with the Company, the Company is not obligated to repurchase the IBO route business and the IBO would be encouraged to sell its route business via an IBO to IBO transaction; as stated earlier, the Company is not a party to IBO to IBO transactions. In the event that the Company terminates the distributor agreement for cause due to business or economic reasons pursuant to Article 15B(3) of the distributor agreement, the Company is obligated to repurchase the route business from the IBO. However, the Company’s decision to repurchase the route due to business or economic reasons is an election made solely by the Company. Therefore, we believe that the conditions, required for full and immediate recognition of a gain or loss on the sale of a route business, have been met.

In the event of default under an IBO’s loan agreement financed by a related-party, we are required to repurchase the route business after a stated period of time. In this instance, the repurchase transaction is consummated in order to ensure minimal route disruption and mitigate risk of adverse impacts to the Company’s business. Further, in the event that a related-party financed IBO route business’s calculated value is less than the outstanding loan amount, the IBO in default under the related-party financed loan agreement is still fully responsible for any amounts owed to the related-party in excess of the route business value calculation, which is not the responsibility of the Company. Given that the risks and rewards of ownership have transferred to the IBO with respect to the route business at the time of sale, responsibility for payments on IBO loans remains with the IBO where our payment to the related-party represents payment to a debtor-in-possession if we are required to repurchase the route business. Therefore, the potential obligation to repurchase the route business with respect to related-party financed IBOs in the event of an IBO default does not preclude the recognition of gain or loss on sale for the Company.

Valuation Premise in Both the Sale and Purchase of Routes

For the sale of route businesses, since the asset being sold constitutes a business, ASC 350-20-40-2 requires the allocation of goodwill when determining the gain/loss on disposal. Because we are one segment and one reporting unit based on the guidance in FASB ASC 280, Segment Reporting, goodwill must be allocated to each sale transaction based upon the portion of the overall business that is sold. This calculation is consistent with the guidance of ASC 350-20-40-3 which states that the “amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.” Gains/losses on the sale of route businesses are then determined based on the difference between proceeds received and the total carrying value of the route business, which includes both the book value of the route intangible, if applicable and the allocated goodwill.

Consistent with ASC 805, the purchase of a route business reflects a business combination requiring allocation of the purchase price based on the assets acquired. For the repurchase of IBO route businesses, the methodology with respect to the calculation used to determine the purchase price of the route business is consistent with the methodology used in determining the sales price. However, the purchase price is typically not the same as the original sales price, given that both the multiple and average weekly sales inputs could be different in the repurchase for a variety of reasons, most of which relate to the overall economic performance of the region and/or the IBO’s most recent sales history. Upon repurchase of the route business, we then determine the fair value of the route territory intangible asset. Any residual difference between the purchase price and the fair value of the route intangible asset is recorded as goodwill.

Evaluation of Accounting Treatment for Distributor Agreements

As discussed above, we concluded that the IBO routes meet the definition of a business in accordance with ASC 805. With respect to the relationship between the IBO and the Company, the IBO is not required to share the Company’s public identity. Although the IBO is recognized by its customers as being the primary distributor of Company products, the IBO’s are not required to wear Company brand shirts and are able to sell other products beyond those sold by the Company, including those which directly compete with the Company’s products. This is especially pertinent in the case of local cash customer route stops developed by the IBO, who are issued receipts on the IBO’s letterhead.

Although we are not a franchisor, we believe that our fact patterns would support similar conclusions under FASB ASC 952-605-25-1 through 4, 25-8, and 25-9. We believe that all material services or conditions relating to the sale have been substantially performed or satisfied when a gain or loss is recognized. There are no initial services required of the Company, nor is there any past practice of voluntary initial services due to business or regulatory circumstance. Upon execution of the distributor agreement, we hold neither the obligation nor the intent to refund any cash received or forgive any unpaid notes or receivables. Once the route sale transaction is completed and the relevant documents are signed, no material conditions or obligations related to the determination of substantial performance remain to be performed. As stated earlier, there are no initial or ongoing fees, obligations, or performance conditions with respect to the sales transaction. Regardless of whether or not the Company guarantees the IBO’s loan with a third party financial institution, the Company is precluded from managing, controlling, or otherwise influencing the IBO’s operations, subject to events of default. Further, absent an event of default, breach of contract, or route reengineering, the Company expects the IBO to own the route business into perpetuity.

Please refer to a copy of a draft distributor agreement presented under separate cover as supplemental information.

As mentioned earlier, the Company can provide, at the IBO’s request, other services as outlined in the suggested operating guidelines including, but not limited to, the lease of a handheld computer (“handheld”) for recording sales transactions and administrative services (e.g. billing, collection, tracking the independent operator’s account and making weekly payments to the independent operator) performed by the Company. Fees for such services are billed to the IBO separately and at arms-length. The separate and distinct fee charged for handheld and administrative services is sufficient to cover both the depreciation of the handheld and the administrative services, as well as a reasonable profit margin in excess of cost. Therefore, none of the gain associated with the route sale is deferred with respect to handheld rentals or administrative services.

Consideration of Guarantees and Other Company Obligations

Although the IBO route represents a business as defined in ASC 805, we do not have the obligation or intent to refund cash received with respect to consideration paid for a route business. Completion of the sales transaction, signing of the relevant documents, and receipt of the sales proceeds occur simultaneously.

Analogizing to FASB ASC 952-605-25-2(a), in the event of an IBO’s default under a loan guaranteed by the Company, we are entitled to recover from the IBO amounts paid by the Company to third party financial institutions as stated earlier. However, the Company’s recovery efforts through third party collection agencies have typically proven unsuccessful based on past history. As stated earlier, in the event that a related-party financed IBO route business’s calculated value is less than the outstanding loan amount, the IBO in default under the related-party financed loan agreement remains fully responsible for any amounts owed to the related-party in excess of the route business value calculation.

Disclosure Considerations

In response to the Staff’s comment, the Company will prospectively expand its footnote disclosure pertaining to the computation of gains and losses to also encompass our accounting policy for recognizing the sale of routes. Beginning with our third quarter Form 10-Q and in our subsequent filings, we will add the following disclosure:

“Our route territories subject to purchase and sale transactions represent integrated sets of inputs, activities and processes that are capable of being conducted and managed for the purpose of providing a return directly to the IBO and meet the definition of a business in accordance with FASB ASC 805, Business Combinations. Upon acquisition of a route business, we allocate the purchase price based on the fair value of the indefinite-lived route intangible, representing our perpetual and exclusive distribution right in the route territory, with any excess purchase price attributed to goodwill. We recognize a gain or a loss on the sale of a route business upon completion of the sales transaction and signing of the relevant documents. We recognize a gain or loss on the sale by comparing the basis of the route business sold, which includes a relative fair value allocation of goodwill in accordance with ASC 350, Intangibles-Goodwill and Other, to the proceeds received from the IBO.”

6.	We note that you determine goodwill associated with the sale of a route based on the relative value of the route in comparison to the value of the entire company. Please address the following points.

•	Explain to us how you considered the extent of integration and length of time that acquired routes are held prior to sale, based on the guidance in FASB ASC 350-20-40-4 through 40-7, in attributing goodwill to routes that are sold.

•	If routes are operated on a standalone basis or disposed of shortly after acquired, tell us how the gains on sales of route businesses, net, in your historical financial statements would differ under the referenced methodology.

•	Submit a schedule listing the routes that were reacquired in each of the last three years, specifying the dates acquired and if applicable the dates subsequently sold, including the amounts ascribed and dates of these events.

Company Response:

We noted the guidance in FASB ASC 350-20-40-4 through 40-7 when developing our accounting policy for the purchase and sale of routes. Specifically, the guidance states that “if the business to be disposed of was never integrated into the reporting unit after its acquisition and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit, the current carrying amount of that acquired goodwill shall be included in the carrying amount of the business to be disposed of.”

The length of time an acquired route is held prior to resale is largely dependent on the reason the route was acquired. If a route was acquired due to an acquisition of a distributor or as part of a route reengineering project, it is generally held only for a brief period of time prior to resale. In such cases, the composition of the route generally will not be the same as the route that was purchased initially due to changes in the route territory, retail locations and/or product offerings for these routes. Based on our recent historical experience with routes acquired due to IBO default, we typically hold such routes for six months or less prior to resale. We do not operate routes on a standalone basis as they are immediately integrated into the Company upon acquisition, thereby realizing the benefits of the acquired route business to the full extent of its purchase price. Efforts to affect an expedient integration include the immediate use of either Company employees or independent contractors to service the routes while they are held for sale.

As discussed in our response to your fifth comment, our purchase price calculation methodology is consistent for both route purchases and route sales and normally results in a reasonably consistent allocation of goodwill. We considered the guidance of FASB ASC 305-20-40-4 through 40-7 when determining the amount of goodwill to allocate for route purchases and sales, and have ensured that the amounts are reasonably consistent when routes are held only a short period of time subsequent to purchase, which is typically the case. However, as stated above, the majority of routes acquired by the Company are reengineered in some way prior to resale and might have notably different territories, retail locations, or product offerings from the previous route owned by the IBO. Thus, although the goodwill allocation relative to the total sales price has been very consistent with the goodwill allocation relative to the route purchase price if a route is held only a short period of time, the change in route composition generally leads to a slight change in the amount of the goodwill allocation. We believe this represents appropriate application of the guidance in FASB ASC 350-20-40-4 through 40-7.

Please refer to the summary table and detailed schedule provided under separate cover for additional data on our route purchases.

Note 7 - Goodwill and Other Intangible Assets, page 37

7.	We note from your Statements of Cash Flows on page 28 that you spent $29.7 million, $28.5 million, and $31.4 million during 2013, 2012 and 2011 to purchase route businesses, and from disclosures in Note 7 that you have allocated costs of these purchases to Routes and Goodwill. We also note from disclosures in Notes 13 and 14 that you made guarantees of third party loans collateralized by routes and entered into loan service agreements with related parties with route repurchase requirements, both related to financing these transactions. Please address the following points.

•	Please explain to us (i) how you valued the reacquired routes, (ii) why there was goodwill as part of these transactions, (iii) the extent to which other assets were also acquired as part of these acquisitions, and (iv) how the methodology for valuing the reacquired routes compared to the methodology for determining their initial and any subsequent sales prices; clarify the extent to which the sales price multiples inherent in these transactions differed for individual routes and explain the reasons for any material variations.

•	As it relates to your accounting for the acquisitions of routes under the guarantee and repurchase arrangements described in Notes 13 and 14, as may have occurred where a loan was in default, how you considered the guidance in FASB ASC 805-10-25-20 through 25-22 and 55-18 in determining the amounts ascribed to the route businesses acquired and the settlement of preexisting arrangements.

Company Response:

Calculation Methodology

Discussion of our calculation methodology for reacquired routes is included in our response to your fifth comment, including how we value reacquired routes, the allocation of goodwill and the consistency of our methodology for route purchases and sales. A summary of our response to questions i-iv follows:

i)	As outlined in the distributor agreement, reacquired route purchase or sale prices are determined based on market transaction multiples for a particular zone and average weekly sales based on the IBO route business’s most recent 52 week sales history. The product of the average weekly sales and the multiple is used to determine purchase or sales price of an IBO route business.

ii)	The IBO routes include the necessary set of inputs, activities, and associated processes capable of being managed by the IBO for the IBO’s direct economic benefit and are deemed to be businesses in accordance with FASB ASC 805, Business Combinations. Accordingly, we are required to allocate the purchase price of the IBO route business to the assets acquired, with the excess purchase price attributable to goodwill.

iii)	The route business represents an integrated set of inputs, activities and processes applied to those inputs which are capable of being conducted and managed for the purpose of providing economic returns and benefits directly to the IBO. The asset acquired or sold in route purchase or sale transactions is the route territory intangible, which is indefinite-lived and reflects the perpetual nature of the distribution rights. We do not acquire the IBO’s inventory or equipment (trucks, etc.) as a part of the route repurchase.

iv)	The calculation methodology for the acquisition of routes is consistently applied in all situations and does not vary, irrespective of the type of financing obtained by the IBO and irrespective of whether or not the loan is guaranteed by the Company. Factors that influence the determined purchase price of the IBO route business include changes to the multiple as well as changes in the most recent 52 week sales average.

Sales price multiples used in the calculating the price of a route are generally determined according to each geographic zone. When comparing geographical zones, the factors influencing the multiple that is used for a particular zone can include, but are not limited to:

-	Calculated distance from the route territory to the Company’s distribution warehouse;

-	Total mileage expected in order to fully service the route territory;

-	Total number of route retail locations within the territory;

-	Expected operating costs associated with the territory, including inventory management, as well as transportation, equipment, and personnel costs necessary to manage the route territory;

-	Expected growth rate within the region or territory, taking into consideration the potential for increased sales volume associated with new retail locations and/or the addition of new branded or partner brand products; and

-	Comparison with other existing IBO routes with similar volume, customer, and geographical characteristics.

Across the DSD network, sales price multiples generally range from 5 (i.e. Kingsport, TN) to 15 (i.e. Baltimore, MD) driven by factors including those listed above.

Although the sales price multiple used can vary according to the route’s or zone’s characteristics, it is not typical that the multiple changes from the time we repurchase the IBO route business to the eventual sale of an IBO route business. In the uncommon event that route businesses are repurchased and not sold within a short period of time, the transaction multiple could change due to the length of time that has passed since the route business was initially repurchased. The primary driver of changes in the value of an acquired route business prior to resale is a change in the average weekly sales calculation, which takes into account the most recent 52 week sales history. However, in most circumstances, the 52 week sales average does not vary enough to materially impact the overall IBO route business value.

FASB ASC 805-10-25-20 through 21 states the following:

“The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).

A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction.”

Evaluation of Amounts Ascribed to Route Businesses Acquired and Guarantee Impacts

The methodology applied by the Company for repurchase of a defaulted IBO route business, as defined in the distributor agreement, is not impacted by the existence of a loan guarantee, and is irrespective of whether or not the IBO is in default under the loan agreement. In the event of a breach of the distributor agreement (which includes events of default under the loan agreement), the Company has the right, but not the obligation, to reacquire the IBO route business at a contractually determined formula consistent with the methodology used in the initial route sale. Our payment for the purchase goes first to the lender to satisfy the IBO’s outstanding loan, and then is applied against the Company’s outstanding accounts receivable due from the IBO. Any excess proceeds from the repurchase are distributed to the IBO, while any shortfall is sent to third party agencies for collection. In the case of a loan that is guaranteed with the bank and the contractually determined value of the route is not sufficient to satisfy the IBO’s outstanding loan, any additional amounts paid to the lender are recorded as guarantee losses. As the calculation methodology is consistent whether or not the IBO’s loan is guaranteed by the Company, we believe that the guarantee has no impact on the purchase price allocation and should be accounted for as a separate transaction.

Note 13 - Commitments and Contingencies, page 45

Guarantees, page 45

8.	Tell us the fair value of the guarantees recorded each period and describe your efforts to adhere to the valuation objective outlined in FASB ASC 460-10-30-2(b).

Company Response:

As disclosed in the notes to the consolidated financial statements, the Company has agreed to guarantee loans held by IBOs which are made with certain third party financial institutions. These loans are collateralized by the route businesses for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default.

We record a liability to reflect the estimated fair value of guarantee obligations at the inception of the guarantee; however, the guarantee obligations are immaterial for disclosure in our financial statements. Expenses associated with the guarantee liability, including the effects of any subsequent changes in the estimated fair value of the liability, are classified as other expense in our consolidated statements of income.

FASB ASC 460-10-30-2(b) states the following:

“If a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. In that circumstance, a guarantor shall consider what premium would be required by the guarantor to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party as a practical expedient.”

We estimate our guarantee liability by using the past and estimated future loan default rate and the amount of our loans at risk of default. With respect to consideration of the guidance found in FASB ASC 460-10-30-2(b), the objective of the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. Our assessment of fair value of the guarantees takes into account the probability of non-performance and subsequent default based on past history and future expectations. The guarantee liability for the Company is insignificant as the majority of the routes used to collateralize the loans are worth more than the outstanding loan value. Further, our historical experience has shown that performance under the guarantee has been equally insignificant and total exposure considered immaterial– with no more than $0.5 million in guarantee losses recognized in any year since the Merger. We evaluate, on a monthly basis, IBO loans at risk for default, which we define as loans where the contractually determined calculation of the IBO route value is less than the loan outstanding. This provides an indication of our maximum exposure of guaranteed loans as well as an indicator of the IBO’s ability to continue ongoing operations and maintain current loan payments. However, we expect the majority of this exposure to be mitigated as the calculated IBO route business values increase and/or additional loan payments are made. In consideration of all information available to us including historical experience and current exposure with respect to guarantee obligations and potential losses, we believe our total exposure is immaterial to both the income statement and balance sheet and have disclosed such accordingly.

As of December 28, 2013 and December 29, 2012, the fair value of the guarantee obligations recorded in each period was $0.2 million and $0.1 million, respectively.

Information Provided and Acknowledgement

We are providing to the Staff as supplemental information, under separate cover and with a request for confidential treatment, the reports referenced in your request, including an example of our distributor agreement used for our contracts with the IBOs, a copy of the suggested operating guidelines summarizing the policies and procedures for operating a route business, as well as a table and detailed schedule summarizing historical route purchase activity and a table summarizing historical route gain and loss activity.

As requested by the Staff, the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Michael J. Denny, counsel to the Company, at (704) 331-7488.

Sincerely,

SNYDER’S-LANCE, INC.

By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial and Administrative Officer

Appendix A - Background Information on Route Businesses

Overview

As stated in our filings, we distribute snack food products throughout the United States using a Direct-Store-Delivery (“DSD”) network of approximately 3,000 routes, primarily operated by legally incorporated Independent Business Owners (“IBOs”). In 2013, approximately 62% of our net revenue was generated by sales through our DSD network. Purchases and sales of route businesses are necessary in order to maintain and grow our DSD network. Ownership of a distribution route provides the IBO with exclusive rights to sell authorized products in a specific geographic area and/or specific stores or retail outlets.

IBO Business Model

Each distribution route throughout our DSD network is designed to provide the IBO an opportunity to have a sustainable business model and develop their territory in order to build equity in the route business. The Company does this by engineering routes to expand our distribution network and to minimize the IBO’s operating cost while meeting the service requirements of their customers.

Successful IBOs must have certain abilities in order to run a successful route business including sales, budgeting, and managing inventory. They also must understand how the following factors impact their business:

-	The customer mix within the IBO’s territory.

-	The local economy and its impact on the IBO’s market.

-	The product portfolio for the IBO’s territory. (The area of the country or channels serviced within the territory will determine the type of products the IBO should carry for their route business, how much inventory they should carry and how often they should service their customers.)

-	The overall operating components and cost of the equity territory. (This includes factors such as the distance between the IBO’s territory and the closest distribution center, number of retail customers, service requirements and delivery times for retail customers, and the geographic size of the IBO’s territory.)

Distributor Agreement and IBO/Company Responsibilities

The distributor agreement signed by all IBOs includes terms regarding the products that can be sold, the cost of the products to the IBO, the payment terms between the IBO and the Company, the responsibility for credit and inventory risks as well as many other terms and conditions. Routes are purchased by IBOs using a contractually-stipulated price, which is calculated by determining the multiple for the particular zone and calculating the average weekly sales from the IBO’s most recent 52 week sales history. The cost of a route can range from $20,000 to $200,000 based on geography, sales history and potential for growth. In addition, the IBO is required to have the ability to transport the products from a Company warehouse to customer locations. There are no ongoing fees once the route has been purchased. The Company’s sole requirements to the IBO extend only to using reasonable efforts to make sufficient quantities of its products available for sale to the IBO – a requirement which we view as perfunctory in nature as the IBO is required to use its own vehicles to arrive at a Company distribution warehouse and purchase those products it has ordered. The only fee charged to the IBOs by the Company is a nominal weekly fee for use of a handheld computer that the Company makes available and administrative services (e.g. billing, collection, tracking the independent operator’s account and making weekly payments to the independent operator).

IBO Financing and Guarantees

In order to purchase a route, IBOs have the option to pay cash, obtain third-party financing or finance the purchase through a loan from an entity that is a related-party of the Company. The Company guarantees loans for IBOs that finance their loan with certain third-party financial institutions. In the event of default on a guaranteed loan where amounts outstanding are in excess of the calculated IBO route business value, the Company’s remaining obligation to the lender is recorded as a guarantee loss. Guarantee losses were $0.1 million, $0.5 million and less than $0.1 million for 2012, 2013 and the first six months of 2014, respectively. These losses are considered immaterial by the Company and accordingly are not disclosed in our SEC filings.

Some IBO financing is provided by related-party entities. In this case, the Company is contractually obligated to repurchase routes when an IBO defaults on these loans after a stated period of time. However, the loans are not guaranteed by the Company.